Laura P. Washburn
Direct: (205) 521-8370
Fax: (205) 488-6370
lwashburn@babc.com

May 22, 2015

Michael R. Clampitt

Senior Staff Attorney

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	ServisFirst Bancshares, Inc.
Registration Statement on Form S-3
Filed April 13, 2015
File No. 333-203385

Dear Mr. Clampitt:

On behalf of ServisFirst Bancshares, Inc. (the “Company”), we hereby electronically transmit pursuant to Regulation S-T Amendment Number 1 to Registration Statement on Form S-3 (File No. 333-203385) (including exhibits thereto) of the Company (the “Registration Statement”) for filing under the Securities Act of 1933, as amended (the “Securities Act”), which has been marked to indicate changes from the Registration Statement as filed with the Securities and Exchange Commission (the “Commission”) on April 13, 2015.

This letter responds to the comments of the staff of the Commission received by letter, dated May 6, 2015, relating to the Registration Statement.

We have discussed the staff’s comments with representatives of the Company. The Commission’s numbered comments are set forth below in bold font and italics, with our response immediately following. Unless otherwise indicated, defined terms used herein have the meanings given to them in the prospectus forming a part of the Registration Statement.

Description of Debt Securities, page 17

1.	We note your disclosure on page 18 that the indenture will be governed by the laws of the State of New York. Please therefore file a revised legal opinion that is expanded to include New York law.

Response: The Company has filed the legal opinion of McNamee, Lochner, Titus & Williams, P.C. as Exhibit 5.2 to the Registration Statement, and has filed a revised legal opinion of Bradley Arant Boult Cummings LLP as Exhibit 5.1 to the Registration Statement in response to this comment.

Michael R. Clampitt

Securities and Exchange Commission

May 22, 2015

Exhibit Index

2.	We note that you indicate that you may file the Forms of Indenture for the Senior Debt Securities and the Subordinated Debt Securities by an amendment to the Registration Statement or by a Current Report on Form 8-K. Please file the Forms of Indentures as exhibits to a pre-effective amendment to the Registration Statement.

Response: The Company has filed the Forms of Indenture for Senior Debt Securities and Subordinated Debt Securities as Exhibit 4.7 and Exhibit 4.8, respectively, to the Registration Statement.

We believe that the proposed modifications to the Registration Statement, and the supplemental information contained herein, are responsive to the staff’s comments. Please direct any further communications relating to this filing to the undersigned at 205.521.8370, or to my colleague Charles Roberts at 205.521.8122.

Very truly yours,

Laura P. Washburn

Enclosures

cc:	William M. Foshee
Charles A. Roberts, Jr.